

May 21, 2012

Via E-mail
Mr. Mark Kleifges
Treasurer and CFO
Hospitality Properties Trust
Two Newton Pl, 255 Washington Street, Suite 300
Newton, MA 02458-1634

> **Re: Hospitality Properties Trust**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 1-11527**

Dear Mr. Kleifges:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 58

1. We note your disclosure in the third paragraph on page 58 that, during the twelve months ended December 31, 2011, all payments contractually due to you under your hotel leases and management contracts were paid when due except for certain payments from Marriott and InterContinental. Please confirm that the certain payments referred to in this paragraph are the amounts discussed in the paragraphs following this disclosure. If not, in future Exchange Act reports, please describe in greater detail and quantify any significant delinquent payments.

2. We note your plans for significant developments over the next couple of years. In future Exchange Act reports, please provide quantitative disclosure of any material development costs.

3. We note your disclosure on page 38 regarding your operating performance due to the economic recession, as well as your disclosure on page 39 and elsewhere regarding shortfalls in the payment of the minimum amounts contractually due to you. To the extent either of these represent material trends, please include appropriate trend disclosure in future Exchange Act reports.

Financial Statements

Management Agreements and Leases, pages F-16 to F-17

4. We note your disclosures related to the re-aligned management agreements with both Marriott and InterContinental and that recent activity under the agreements resulted in shortfalls of minimum return payments below the level of the minimum amounts contractually due. Please tell us what effect, if any, this situation had on your impairment analysis, including any assumptions that were changed as a result.   Additionally, tell us whether you have changed any assumptions in your impairment property analyses related to TA properties where you entered into an amended agreement and reduced the TA rent.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale, Staff Attorney, at (202) 551-3402 or Tom Kluck, Branch Chief, at (202) 551-3233 with regard to legal comments.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief